UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Caring Products International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   141904-40-9
                                 (CUSIP Number)

                                Mr. John Robinson
                       Caring Products International, Inc.
                      2533 North Carson Street, Suite 5107
                            Carson City, Nevada 89706
                                 (775) 841-3246
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  141904-40-9                                    Page  2  of  6  Pages

1    NAME  OF  REPORTING  PERSON
     (I.R.S.  identification nos. of above persons (entities only)
     John  Robinson

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2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  [  ]
[  ]

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3    SEC  USE  ONLY

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4    SOURCE  OF  FUNDS

     OO

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5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                        [  ]

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6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     United  States

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        NUMBER  OF              7      SOLE  VOTING  POWER
          SHARES                           15,500,000
       BENEFICIALLY         ------------------------------------------
         OWNED  BY              8      SHARED  VOTING  POWER
           EACH                                0
        REPORTING           ------------------------------------------
          PERSON                9      SOLE  DISPOSITIVE  POWER
           WITH                            15,500,000
                            ------------------------------------------
                               10     SHARED  DISPOSITIVE  POWER
                                                0
--------------------------------------------------------------------------------
11        AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            15,500,000

--------------------------------------------------------------------------------
12        CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
          CERTAIN SHARES                                      [  ]

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13        PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
            68.7%

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14        TYPE  OF  REPORTING  PERSON
          IN

CUSIP  No.  14194-40-9                                        Page  3 of 6 Pages


Item  1.   Security  and  Issuer

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Caring Products International, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2533 North Carson Street, Suite 5107, Carson City, Nevada 89706.

Item  2.  Identity  and  Background

     (a)  This  statement  is  filed  by  John  Robinson  ("Reporting  Person").

     (b) The business address of Reporting Person is 2533 North Carson Street, Suite 5107, Carson City, Nevada 89706.

     (c) The present principal occupation of Reporting Person is Chairman and Chief Executive Officer of the Issuer at the address above.

     (d) During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Reporting  Person  is  a  citizen  of  the  United  States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     On May 17, 2002, Reporting Person acquired 12,000,000 shares of Common Stock (the "Original Issuance") pursuant to an Agreement and Plan of Share Exchange, dated as of May 15, 2002 (the "Exchange Agreement") by and among the Issuer, USDR Global Aerospace, Ltd., a Delaware corporation ("USDRGA") and the stockholders of USDRGA pursuant to which Reporting Person exchanged his 3,000,000 shares of USDRGA common stock for 12,000,000 shares of Issuer Common Stock.

     On July 29, 2002, Reporting Person (i) disposed of 2,500,000 shares of his Common Stock and (ii) acquired an additional 6,000,000 shares of Common Stock from an officer and director of the Issuer in connection with the resignation of such officer and director from his positions with the Issuer. As a result of these transactions, Reporting Person now holds 15,500,000 shares of Common Stock.

CUSIP NO. 141904-40-9                                      Page 4 of 6 Pages


Item 4.  Purpose of Transaction

     Reporting Person acquired the shares of Common Stock with the intent to exercise control of the Issuer.

(a) As of the Date of Event, Reporting Person did not have any plan or proposal that related to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer. As of the filing date of this statement, Reporting Person plans that shares will be issued in payment of bona fide services provided to the Issuer;

(b) As of the Date of Event, Reporting Person did not have any plan or proposal that related to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries. As of the filing date of this statement, Reporting Person is contemplating a possible reorganization of the Issuer with a related entity;

(c) Reporting Person does not have any plan or proposal that relates to or would result in a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) In connection with the Original Issuance of shares to Reporting Person, all of the members of the Board of Directors resigned, and Reporting Person was elected a Director of the Company subject to compliance with Rule 14f-1 of the Securities and Exchange Act of 1934;

(e) Reporting Person does not have any plan or proposal that relates to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f) Issuer had discontinued all business operations related to its adult incontinence products during its fiscal year ended March 31, 2001 and had no business operations or operating revenues at the time of the issuance of shares to Reporting Person. In connection with the Original Issuance of shares to Reporting Person, Reporting Person planned that Issuer's would change its business to that of Issuer's wholly owned subsidiary USDRGA, an aerospace research, development and engineering company. Reporting Person has no other plan or proposal that relates to or would result in any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

CUSIP NO. 141904-40-9                                      Page 5 of 6 Pages


(g) Reporting Person does not have any plan or proposal that relates to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Reporting Person does not have any plan or proposal that relates to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Reporting Person does not have any plan or proposal that relates to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or

(j) Reporting Person does not have any plan or proposal that relates to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, based upon a total of 22,565,881 shares of Common Stock outstanding as reported on the Issuer's most recently filed Form 10-QSB for the fiscal period ended June 30, 2002, and giving effect to the issuance of the Common Stock to Reporting Person, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 15,500,000 shares of Common Stock, representing approximately 68.7% of the Issuer's Common Stock.

(b) Reporting Person has the sole power to vote or dispose with respect to all of the shares of Common Stock that he holds directly.

(c) Except as reported herein, Reporting Person has effected no transactions in the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

CUSIP NO. 141904-40-9                                        Page 6 of 6 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         No.      Description
         ---      -----------

          1      Agreement and Plan of Share Exchange. *

*  Filed as Exhibit No. 1 to the Original 13D.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 23, 2002

                                  /s/ John Robinson
                                  -------------------------------
                                      John Robinson